

Stuart M. Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: Morgan Stanley India Investment Fund, Inc. (the "Fund")
        File Numbers 811-21926 & 333-158106

Dear Mr. Strauss:

On May 8, 2009, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). Your letter of even date accompanied the filing. A related pre-effective amendment was filed on May 11, 2009, to correct an error in Part C of the earlier filing. The filings were made for the purpose of registering shares to be issued in a non-transferable rights offering. The registration statement contains many blanks related to fees, costs and percentages. We will review that information in the pre-effective amendment filed in response to our comments. Your cover letter states that the filing was similar to the registration statement of the Fund filed with the Commission on November 14, 2005 regarding a previous rights offering. Your letter also requests limited review in accordance with Investment Company Act Release No. 13768 (February 15, 1984). With certain exceptions, we have limited our review of the filing.

Our comments regarding the filing are set forth below.

General

1.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example, reformat the disclosures appearing in all capital letters under the sub-caption "Other Taxation." Please use a different means to make the disclosure prominent.

2.   We remind the registrant of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

3.   Indicate to the staff whether the Fund has considered the factors and made the determination required in Investment Company Act Release No. 9932 (September 15, 1977) with respect to the contemplated rights offering. In particular, your response

should address the matters discussed in Item 2(E) and related footnote 13 of that release reflecting the staff's view that there should be a specific intended use for the offering proceeds and disclose it under the caption "Use of Proceeds." Further, to the extent such offerings are made below net asset value, they should be used for exceptional and not routine circumstances.

4.   Clarify whether, in connection with the offering, the Fund may issue shares or rights for subscription for shares at less than net asset value.

5.   Confirm to the staff that, to the extent applicable, disclosure in the current filing will be conformed to disclosure adopted in connection with the staff's review of the recent filing by Morgan Stanley China A Shares Fund, Inc.

6.   Disclosure sub-captioned "Investment Advisory and Management Agreement; Sub-Advisory Agreement" suggests that the Fund may issue share certificates. Clarify whether the Fund will or will not do so.

Prospectus

7.   Disclosure sub-captioned "Purpose of the Offer" indicates that the Board believes that increasing the size of the Fund "will increase the liquidity of the Fund's shares of Common Stock . . ." With respect to this notion, advise the staff whether lack of liquidity of Fund shares has been an issue for investors. Disclose the potential effects of the rights offering on current market price.

8.   Revise the following sentence, which appears under "Use of Proceeds," by adding the indicated clause: "The Fund may require up to   months due to the Fund's need to invest substantially all of its assets in the securities of issuers organized under the laws of a foreign jurisdiction, i.e., India."

9.   With respect to the fee table, confirm that the Fund has no intention of leveraging by the issuance of debt or preferred in the upcoming year, otherwise those costs should be included in the table.

10.   Disclosure sub-captioned "Risk Factors and Special Considerations – Leverage Risk" indicates that the Fund may engage in leverage. Describe more fully the types of leverage in which the Fund may engage.

11.   Disclosure appearing under the caption "Investment Restrictions" indicates that the Fund may invest up to 10% of its assets in other investment companies. If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

12.	Disclosure appearing under the caption "Management of the Fund - Investment Advisory and Management Agreement; Sub-Advisory Agreement – Portfolio Managers" states that the Fund's assets are managed by a team, and lists two managers on the team who currently manage the Fund. Clarify whether the team includes other managers who do not manage the Fund. Confirm that the Fund will notify investors of any change in portfolio managers. *See* Investment Company Act Rel. No. 19382 (April 6, 1993).

13.	Reformat the discussion in the first paragraph sub-captioned "Other Accounts Managed by the Portfolio Managers" so as to present the information in a tabular format.

*	*	*	*	*	*	*	*	*	*	*

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Monday, June 08, 2009